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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

CM

SEC FILE NUMBER
8-66959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FasTrade, Inc. DBA Anderen Capital

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 South Missouri Avenue
(No. and Street)

Clearwater	Florida	33756
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Josef Schaible — (727) 446-6660
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last,first, middle name)

500 North Westshore Boulevard, Suite 1000,	Tampa,	Florida	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of FasTrade, Inc. DBA Anderen Capital, affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of FasTrade, Inc. DBA Anderen Capital, as of December 31, 2009, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

FasTrade, Inc. DBA Anderen Capital



Josef Schaible, Chief Operational Officer

Sworn to and subscribed before me this
27 day of May, 2010.



ZAIDA M. JACKSON
MY COMMISSION # DD 729850
EXPIRES: October 29, 2011
Bonded Thru Budget Notary Services



(Signature of Notary Public)

Personally known:__

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholder's Equity.
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- __ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- __ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- __ (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

To the Board of Directors
FasTrade, Inc. DBA Anderen Capital

We have audited the accompanying statement of financial condition for FasTrade, Inc. DBA Anderen Capital (the "Company") as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hacker, Johnson + Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 25, 2010, except for Note 3 and Schedule I,
as to which the date is May 20, 2010.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

FASTRADE, INC. DBA ANDEREN CAPITAL

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 203,441
Commissions receivable	2,430
Due from parent	36,404
Due from related party	1,400
Total assets	$ 243,675
Liabilities and Stockholders' Equity	
Liabilities:	
Due to related party	76,953
Accounts payable	1,170
Total liabilities	78,123
Contingencies (Note 4)	
Stockholder's equity:	
Common stock, no par value; 100,000 shares authorized, 1,000 shares issued and outstanding	15,000
Additional paid-in capital	214,698
Accumulated deficit	(64,146)
Total stockholder's equity	165,552
Total liabilities and stockholder's equity	$ 243,675

The accompanying notes are an integral part of these financial statements.

FASTRADE, INC. DBA ANDEREN CAPITAL

Statement of Income

Year Ended December 31, 2009

Revenue-	
Commissions	$ 244,964
Expenses:	
Commission expenses	114,759
Management fees	48,000
Registration and licensing	7,998
Terminal fees	8,225
Research fees	13,000
Clearing fees	14,242
Other expenses	12,665
Total expenses	218,889
Income from operations	26,075
Other income-	
Interest income	71
Earnings before income taxes	26,146
Income tax expense	(9,596)
Net income	$ 16,550

The accompanying notes are an integral part of these financial statements.

FASTRADE, INC. DBA ANDEREN CAPITAL

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2008	$ 15,000	199,000	(80,696)	133,304
Contributions	-	15,698	-	15,698
Net income	-	-	16,550	16,550
Balance, December 31, 2009	$ 15,000	214,698	(64,146)	165,552

See accompanying notes are an integral part of these financial statements.

FASTRADE, INC. DBA ANDEREN CAPITAL

Statement of Cash Flows

Year Ended December 31, 2009

Cash flow from operating activities:	
Net income	$ 16,550
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in due from parent	9,596
Increase in due to related party	76,953
Increase in accounts payable	1,170
Increase in commissions receivable	(2,430)
Increase in due from related party	(1,400)
Net cash provided by operating activities	100,439
Cash flows from financing activity-	
Capital contributions	15,698
Net increase in cash and cash equivalents	116,137
Cash and cash equivalents, beginning of year	87,304
Cash and cash equivalents, end of year	$ 203,441

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

General. FasTrade, Inc. DBA Anderen Capital (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company, is a Delaware Corporation that is a wholly-owned subsidiary of NexTrade Holdings, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 25, 2010, which is the date the financial statements were available to be issued, determining no events require additional disclosure in the financial statements.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Commissions. Commissions income is recorded as securities transactions occur and at the time income is reasonably determinable.

Income Taxes. The Company files a consolidated tax return with its Parent, Nextrade Holdings, Inc., and records its share of the consolidated Federal tax expense or benefit. The Company has recorded its share of tax expense on the statement of income. An amount due from the Parent for the income tax benefit the Parent owes for the Company's previous losses, net of the current income tax expense has been included as Due from Parent on the statement of financial condition.

On January 1, 2009, the Company adopted the recent accounting guidance relating to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2009, management is not aware of any uncertain tax positions that would have a material effect on the Company's financial statements. At December 31, 2009, the Company had no deferred taxes.

The Company recognizes interest and penalties on income taxes as a component of income tax expense. The only difference between the statutory Federal rate and the effective income tax rate resulted from state taxes.

(continued)

(2) Related Party Transactions

The Company has entered into a service and expense agreement (the "Agreement") with the Parent where the Parent furnishes the operational services required by the Company in order to conduct its business or pay for costs of such services or expenses on behalf of the Company. Such costs include salaries and wages, accounting fees, office supplies and expenses, insurance, employee benefits, rents and miscellaneous overhead and general expenses. All services and expenses provided to the Company from the Parent are paid for by the Parent and reimbursed by the Company on a monthly basis. The Agreement is for a period of one year and automatically renews each December. The Agreement may be terminated by either party with advance notice of 30 days. Expenses incurred by the Parent on behalf of the Company were $48,000 for the year ended December 31, 2009. The Parent forgave the indebtedness of $48,000 related to the service fees and these amounts were recorded as capital contributions. During 2009, the Company also returned $32,302 to the Parent as a return of capital.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-I), which requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. The Company had net capital of $125,318 at December 31, 2009, which was $120,107 in excess of the required net capital of $5,211, and had a ratio of aggregate indebtedness to net capital of .62 to 1.

(4) Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion or management, will have no material effect on the Company's financial statements.

FASTRADE, INC. DBA ANDEREN CAPITAL

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net Capital

Total stockholder's equity	$ 165,552
Less nonallowable assets and other deductions:	
Due from parent	36,404
Due from related party	1,400
Commission receivable	2,430
Net capital	$ 125,318

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness)	$ 5,211
Minimum net capital required of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,211
Excess net capital	$ 120,107
Aggregate indebtedness	$ 78,123
Ratio: Aggregate indebtedness to net capital	.62 to 1

Reconciliation of Supporting Schedules with Most Recent Part II Filing

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Amended Form X-17A-5 Part II as previous filed with the commission and the schedules contained herein.



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 25, 2010

FasTrade, Inc. DBA Anderen Capital
Clearwater, Florida

In planning and performing our audit of the financial statements and supplemental schedule of FasTrade, Inc. DBA Anderen Capital (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424

A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hacker, Johnson & Smith PA